Exhibit 99.1

China Yuchai Appoints New Director

SINGAPORE, February 22, 2023/PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) wishes to announce that the Board of Directors of the Company has approved the appointment of Mr. Wong Hong Wai as a Director of China Yuchai with effect from March 1, 2023.

Mr. Wong joins the Board with over 35 years of working experience in China, Germany, Japan, Singapore, Switzerland and the United States. He is presently an Innovation Advisor with Innovation Partner for Impact, a subsidiary of Enterprise Singapore, and an Associate Faculty Member with the Singapore Institute of Technology. Prior to this, Mr. Wong was with General Motors (“GM”) for 29 years and has extensive experiences in areas such as M&A, new business development, strategic alliance management, sales/marketing, strategic risk management, business strategy, product portfolio planning, global procurement, and business process re-engineering. Besides operational roles, he also held governance responsibilities as a board member in several GM China group companies and was the shareholder representative of GM’s joint venture investment holding in Hong Kong. Additionally, he was the Risk Officer for GM China and a member of GM’s Global Risk Advisory Council which had strategic risk management oversight for all of GM’s global businesses.

Prior to GM, Mr. Wong was with the Singapore Economic Development Board, responsible for investment marketing and development of several industry clusters such as aerospace, marine and oilfield equipment, process engineering and automotive component manufacturing.

Mr. Wong is a member of the Singapore Institute of Directors and a Fellow of the Singapore Institute of Arbitrators. He holds a Bachelor of Engineering (Production and Industrial Engineering) degree from the Ulm University of Applied Sciences in Germany and a Master of Business Administration from the National University of Singapore. He has also completed an Executive Program at the Stephen M. Ross School of Business at the University of Michigan, U.S.A.

The Board of Directors welcomes Mr. Wong and believes his extensive business experience and technical expertise will contribute to the future success of the Company. With the new appointment, the Board now comprises 10 members of which three are independent directors.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2021, GYMCL sold 456,791 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com